

October 23, 2013

Via E-mail
Indra K. Nooyi
Chairman and Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

     Re: PepsiCo, Inc.
              Form 10-K for Fiscal Year Ended December 29, 2012
              Filed February 21, 2013
              File No. 1-01183

Dear Ms. Nooyi:

     We refer you to our comment letter dated September 12, 2013, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Cecilia Blye

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance

        Larry D. Thompson
        Executive Vice President, Government Affairs,
        General Counsel and Corporate Secretary
        PepsiCo, Inc.